United States securities and exchange commission logo





                            September 26, 2022

       Rong Luo
       Chief Financial Officer
       Baidu, Inc.
       Baidu Campus
       No. 10 Shangdi 10th Street
       dian District, Beijing 100085
       The People   s Republic of China

                                                        Re: Baidu, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed March 28,
2022
                                                            Response Letter
filed August 2, 2022
                                                            File No. 000-51469

       Dear Mr. Luo:

              We have reviewed your August 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 19, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       Item 3. Key Information
       A. Selected Financial Data
       Cash Flows through our Organization, page 7

   1. We note your response to prior comment 5. Please expand your disclosure of cash flows to and from the VIEs to
segregate loan amounts to nominee shareholders to fund the
                                                        capitalization of the
VIEs for which the Company does not intend to seek repayment as of each period reported.
As of the end of the most recent balance sheet date, disclose the amounts retained by the
nominee shareholders and those with maturity dates during the
 Rong Luo
Baidu, Inc.
September 26, 2022
Page 2
       next twelve months and beyond.
Financial Information Related to the Consolidated Affiliated Enitities, page 9

2. In connection with your proposed disclosure in response to prior comment 5, please expand the Selected Condensed Consolidated Balance Sheets Information to include the
       Shareholders' Equity Section which should be annotated so that your capital contributions, long-term loans, and short-term loans (if any) to the VIEs and the nominee shareholders are transparent. Additionally, revise the captions for all tables containing selected financial information to read as "Selected Condensed Consolidating..."
3. Regarding your proposed disclosure provided in your response to comment 5, please explain to us why you do not present an intercompany receivable related to the income from the VIEs rather than an investment account. In this regard, it does not appear that the
       WFOE holds any investments in the VIEs.
Notes to the Consolidated Financial Statements
1. Organization and Basis of Presentation
Equity Pledge Agreement, page F-18

4. We note your response to comment 8. Please make clear if any of the VIEs are currently involved in sectors on the "Negative List" which are restricted and/or prohibited for foreign investment. In this regard, we note that this appears to be the case as implied in the first paragraph of page 3 of your filing.

       Additionally, with respect to the opinion of counsel regarding the VIEs "based on the PRC laws and regulations publicly available and currently in force as of March 28, 2022,"
       please clarify if you are operating within a five-year transition period to comply with all requirements of the Foreign Investment Law or have already effected necessary structural changes, if any.
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any other questions.



                                                             Sincerely,
FirstName LastNameRong Luo
                                                             Division of
Corporation Finance
Comapany NameBaidu, Inc.
                                                             Office of
Technology
September 26, 2022 Page 2
cc:       Shu Du (Skadden)
FirstName LastName